Explanatory Note

This filing is made solely to correct the definition of “Comparable Government Bond” in the Description of Notes section of the prospectus supplement on page S-15. The references in that definition to “German government bond” have been corrected to “United Kingdom government bond” in order to conform to the terms of the notes as reflected in the Final Term Sheet filed as a Free Writing Prospectus on June 30, 2016. No other changes have been made to the prospectus supplement or the accompanying base prospectus.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-205183

Prospectus Supplement

June 30, 2016

(To Prospectus Dated June 24, 2015)

£300,000,000

Brown-Forman Corporation

2.600% Notes due 2028

This is an offering by Brown-Forman Corporation of £300,000,000 aggregate principal amount of 2.600% Notes due July 7, 2028, which we refer to in this prospectus supplement as our “notes.” Interest on the notes will be payable in arrears on July 7 of each year, commencing on July 7, 2017. The notes will mature on July 7, 2028. The notes will be issued only in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof.

We may redeem all or part of the notes at our option at any time in whole and from time to time in part at the redemption prices specified in this prospectus supplement under “Description of Notes — Optional Redemption.” In addition, we may redeem the notes at our option, in whole, but not in part, at any time prior to maturity at a price equal to 100% of the outstanding principal amount of such notes, plus accrued and unpaid interest to, but excluding, the redemption date, if certain tax events occur that would obligate us to pay additional amounts as described under “Description of Notes — Payment of Additional Amounts.”

The notes will be our unsecured senior obligations and will rank equally with all of our other existing and future unsecured senior indebtedness and senior to any existing and future subordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness. See “Description of Notes — Ranking.”

Investing in the notes involves risks. See “Risk Factors” on page S-8.

	Per note	Total
Public Offering Price(1)	99.222%	£297,666,000
Underwriting Discount	0.500%	£1,500,000
Proceeds (before expenses) to Brown-Forman Corporation(1)	98.722%	£296,166,000

(1)	Plus accrued interest from July 7, 2016, if settlement occurs after that date.

The notes are a new issue of securities with no established trading market. We intend to apply to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. If the application is approved, trading of the notes on the New York Stock Exchange is expected to begin within 30 days after the original issue date of the notes. If such a listing is obtained, we will have no obligation to maintain such listing, and we may delist the notes at any time.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be issued initially in the form of one or more registered global notes (the “global notes”). The global notes will be deposited with, and registered in the name of, a common depositary for Euroclear Bank, S.A./N.V. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”) or a nominee of such common depositary. Ownership of interests in the global notes will be limited to persons that have accounts with Euroclear or Clearstream or their respective participants. The terms of the indenture relating to the notes will provide for the issuance of definitive registered notes only in certain limited circumstances. The underwriters expect to deliver the notes on or about July 7, 2016, which is the fifth London business day following the date of this prospectus supplement. This settlement date may affect the trading of the notes.

Joint Book-Running Managers

Barclays	BofA Merrill Lynch	Citigroup	Deutsche Bank

Senior Co-Manager

US Bancorp

Co-Managers

PNC Capital Markets LLC	Wells Fargo Securities	MUFG
Rabobank	Scotiabank	The Williams Capital Group, L.P.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Persons into whose possession this prospectus supplement and the accompanying prospectus come are required by us and the underwriters to inform themselves about, and to observe, any applicable restrictions. This prospectus supplement and the accompanying prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation. See “Underwriting — Selling Restrictions” in this prospectus supplement. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Notice to Prospective Investors in the European Economic Area

This prospectus supplement and the accompanying prospectus has been prepared on the basis that all offers of notes will be made pursuant to an exemption under Article 3 of the Prospectus Directive (as defined below), as implemented in member states of the European Economic Area (the “EEA”), from the requirement to produce a prospectus for offers of notes. Accordingly, any person making or intending to make any offer within the EEA of the notes which are the subject of the offering should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the notes contemplated in this prospectus supplement and the accompanying prospectus.

In addition to what is set out above, in relation to each member state of the EEA that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer has been made and no offer will be made of notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this restriction, the expression an “offer of notes to the public” in relation to the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

S-i

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (3) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 (“FSMA”)) in connection with the issue or sale of any notes may otherwise lawfully be communicated (each such person being referred to as a “Relevant Person”). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement and/or the accompanying prospectus or any of their contents.

This prospectus supplement and the accompanying prospectus have not been approved for the purposes of section 21 of FSMA by a person authorized under FSMA. This prospectus supplement and the accompanying prospectus are being distributed and communicated to persons in the United Kingdom only in circumstances in which section 21(1) of FSMA does not apply to us. The notes are not being offered or sold to any person in the United Kingdom except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of FSMA.

In connection with the issue of the notes, Merrill Lynch International (the “Stabilising Manager”) (or any person acting on behalf of the Stabilising Manager) may over-allot the notes or effect transactions with a view to supporting the market price of the notes at a higher level than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) will undertake such stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. The Stabilising Manager may conduct these transactions in the over-the-counter market or otherwise. Any stabilisation action or over-allotment must be conducted by the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) in accordance with all applicable laws and rules.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus contain statements, estimates, and projections that are “forward-looking statements” as defined under U.S. federal securities laws. Words such as “aim,” “anticipate,” “aspire,” “believe,” “can,” “continue,” “could,” “envision,” “estimate,” “expect,” “expectation,” “intend,” “may,” “might,” “plan,” “potential,” “project,” “pursue,” “see,” “seek,” “should,” “will,” “would,” and similar words identify forward-looking statements, which speak only as of the date we make them. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. By their nature, forward-looking statements involve risks, uncertainties, and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. Some of these risks are described more fully in Part I, Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended April 30, 2016, which is expressly incorporated by reference into this prospectus supplement and the accompanying prospectus, and those risks described in this prospectus supplement under “Risk Factors” and elsewhere in documents filed with the U.S. Securities and Exchange Commission (“SEC”) and incorporated by reference in this prospectus supplement and the accompanying prospectus. These risks and uncertainties include, but are not limited to:

•	Unfavorable global or regional economic conditions, and related low consumer confidence, high unemployment, weak credit or capital markets, budget deficits, burdensome government debt, austerity measures, higher interest rates, higher taxes, political instability, higher inflation, deflation, lower returns on pension assets, or lower discount rates for pension obligations

•	Risks associated with being a U.S.-based company with global operations, including commercial, political, and financial risks; local labor policies and conditions; protectionist trade policies or economic or trade sanctions; compliance with local trade practices and other regulations, including anti-corruption laws; terrorism; and health pandemics

•	Fluctuations in foreign currency exchange rates, particularly a stronger U.S. dollar

•	Changes in laws, regulations, or policies — especially those that affect the production, importation, marketing, labeling, pricing, distribution, sale, or consumption of our beverage alcohol products

•	Tax rate changes (including excise, sales, VAT, tariffs, duties, corporate, individual income, dividends, capital gains) or changes in related reserves, changes in tax rules (for example, LIFO, foreign income deferral, U.S. manufacturing and other deductions) or accounting standards, and the unpredictability and suddenness with which they can occur

•	Dependence upon the continued growth of the Jack Daniel’s family of brands

•	Changes in consumer preferences, consumption, or purchase patterns — particularly away from larger producers in favor of smaller distilleries or local producers, or away from brown spirits, our premium products, or spirits generally, and our ability to anticipate or react to them; bar, restaurant, travel, or other on-premise declines; shifts in demographic trends; or unfavorable consumer reaction to new products, line extensions, package changes, product reformulations, or other product innovation

•	Decline in the social acceptability of beverage alcohol in significant markets

•	Production facility, aging warehouse, or supply chain disruption

•	Imprecision in supply/demand forecasting

•	Higher costs, lower quality, or unavailability of energy, water, raw materials, product ingredients, labor, or finished goods

•	Route-to-consumer changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in higher implementation-related or fixed costs

S-iii

•	Inventory fluctuations in our products by distributors, wholesalers, or retailers

•	Competitors’ consolidation or other competitive activities, such as pricing actions (including price reductions, promotions, discounting, couponing, or free goods), marketing, category expansion, product introductions, or entry or expansion in our geographic markets or distribution networks

•	Risks associated with acquisitions, dispositions, business partnerships, or investments — such as acquisition integration, or termination difficulties or costs, or impairment in recorded value

•	Inadequate protection of our intellectual property rights

•	Product recalls or other product liability claims; or product counterfeiting, tampering, contamination, or product quality issues

•	Significant legal disputes and proceedings; or government investigations

•	Failure or breach of key information technology systems

•	Negative publicity related to our company, brands, marketing, personnel, operations, business performance, or prospects

•	Failure to attract or retain key executive or employee talent

•	Our status as a family “controlled company” under New York Stock Exchange rules

S-iv

MARKET AND INDUSTRY DATA

Certain market data contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus are based on independent industry publications and reports by market research firms. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. You may obtain copies of this information and the documents incorporated by reference in this prospectus supplement or the accompanying prospectus at no charge by writing or telephoning us at the following address or telephone number: Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210 USA, Attention: Vice President, Director of Investor Relations, telephone number (502) 774-6903.

Our Class A common stock and Class B common stock are listed on the New York Stock Exchange (“NYSE”) under the symbols “BF/A” and “BF/B,” respectively. You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

S-v

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important business and financial information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus supplement and the accompanying prospectus. Any information that we file with the SEC after the date of this prospectus supplement will automatically update and, where applicable, supersede the corresponding information contained in this prospectus supplement or in documents filed earlier with the SEC.

We incorporate by reference into this prospectus supplement our Annual Report on Form 10-K for the fiscal year ended April 30, 2016 filed with the SEC on June 16, 2016.

We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of any offering pursuant to this prospectus supplement. In no event, however, will any of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC be incorporated by reference into, or otherwise included in, this prospectus supplement.

Each document referred to above is available over the Internet on the SEC’s website at http://www.sec.gov and on our website at http://www.brown-forman.com. However, the information on our website is not a part of this prospectus supplement or the accompanying prospectus. You may also request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Attention: Vice President, Director of Investor Relations

(502) 774-6903

In this prospectus supplement and the accompanying prospectus, “we,” “us,” “our” and the “Company” refer to Brown-Forman Corporation and its consolidated subsidiaries, unless otherwise expressly stated or required by the context. The symbol “$” refers to U.S. dollars, unless otherwise indicated. The symbol “£” and references to “sterling” refer to the lawful currency of the United Kingdom. The symbol “€” and references to “euro” refer to the single currency introduced at the third stage of the European Monetary Union pursuant to the Treaty establishing the European Community, as amended.

S-vi

SUMMARY

The following summary highlights certain significant aspects of our business and this offering, but you should carefully read the entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under “Incorporation of Information by Reference,” before making an investment decision. Because this is a summary, it does not contain all the information that may be important to you. Our actual results could differ materially from those anticipated in certain forward-looking statements contained in this prospectus supplement and the accompanying prospectus as a result of certain factors, including those set forth under “Forward-Looking Statements” and “Risk Factors.”

Brown-Forman Corporation

Brown-Forman is one of the leading global spirits companies, producing and marketing premium branded wines and spirits that are sold in more than 160 countries. George Garvin Brown founded the Company in 1870 and descendants of the Brown family remain active in the Company to this day.

We primarily manufacture, bottle, import, export, market and sell a wide variety of alcoholic beverage brands. Our principal beverage brands are:

Jack Daniel’s Tennessee Whiskey	Woodford Reserve Kentucky Bourbons
Jack Daniel’s RTDs	el Jimador Tequilas
Jack Daniel’s Tennessee Honey	el Jimador New Mix RTDs
Gentleman Jack Rare Tennessee Whiskey	Herradura Tequilas
Jack Daniel’s Tennessee Fire	Canadian Mist Canadian Whisky
Jack Daniel’s Single Barrel Collection[1]	Sonoma-Cutrer California Wines
Jack Daniel’s SinatraTM Select	Early Times Kentucky Whisky and Bourbon
Jack Daniel’s Winter Jack	Chambord Liqueur
Jack Daniel’s No. 27 Gold Tennessee Whiskey	Old Forester Kentucky Bourbon
Finlandia Vodkas	Antiguo Tequila
Finlandia RTDs	Pepe Lopez Tequila
Korbel California Champagnes[2]	Santa Dose Cachaça
Korbel California Brandy[2]	Collingwood Canadian Whisky

[1]	The Jack Daniel’s Single Barrel Collection includes Jack Daniel’s Single Barrel Select, Jack Daniel’s Single Barrel Barrel Proof, Jack Daniel’s Single Barrel Rye, and Jack Daniel’s Single Barrel 100 Proof.
[2]	While Korbel is not an owned brand, we sell Korbel products under contract in the United States and other select markets.

For the fiscal year ended April 30, 2016, we generated net sales of approximately $4,011 million and net income of approximately $1,067 million.

The most important brand in our portfolio is Jack Daniel’s Tennessee Whiskey, which is the fourth-largest spirits brand of any kind and the largest selling American whiskey brand in the world, according to volume statistics published in March 2016 by Impact Databank, a well-known trade publication. In its third year on the Worldwide Impact list, Jack Daniel’s Tennessee Honey is the second-largest-selling flavored whiskey on the Worldwide Impact list, selling over 1.5 million nine-liter cases in calendar year 2015, up 13% from the prior calendar year. Additionally, Jack Daniel’s Tennessee Fire was designated by Impact as a “Hot Brand” in its first full calendar year. Our other leading global brands on the Worldwide Impact list are Finlandia, the ninth-largest-selling vodka; Canadian Mist, the fourth-largest-selling Canadian whisky; and el Jimador, the fourth-largest-selling tequila and designated by Impact as a “Hot Brand.” We believe the statistics used to rank these products are reasonably accurate.

Our strategy is to market high quality products that satisfy the preferences of consumers of legal drinking age and to support those products with extensive international, national, and regional marketing programs. These programs are intended to increase consumer brand recognition and brand loyalty.

We own numerous valuable trademarks that are essential to our business. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. Through licensing arrangements, we have authorized the use of some of our trademarks on promotional items for the primary purpose of enhancing brand awareness.

Ingredients and Other Supplies

The principal raw materials used in manufacturing and packaging our distilled spirits are water, corn, rye, malted barley, agave, sugar, glass, cartons, PET (polyethylene terephthalate, used in non-glass containers), labels, and wood for barrels, which are used for storing whiskey and certain tequilas. The principal raw materials used in liqueurs are neutral spirits, sugar, and wine, while the principal raw materials used in our RTD products are sugar, flavorings, neutral spirits, whiskey, tequila, and malt. The principal raw materials used in producing wines are grapes, packaging materials, and wood barrels. Our grape supply comes from a combination of our California vineyards and contracts with independent growers. We believe that our relationships with our growers are good. Currently, none of these raw materials is in short supply, but shortages in some of these could occur. From time to time, our agricultural ingredients (corn, rye, malted barley, agave, and grapes) could be adversely affected by weather and other forces that might constrain supply.

Due to aging requirements, we must schedule production of whiskeys, certain tequilas, and other distilled spirits to meet demand years in the future. As a result, our inventories may be larger in relation to sales and total assets than would be normal for many other businesses.

Distribution

We use a variety of distribution models across the globe to deliver our products to our customers. In the United States, we sell our brands either to wholesalers or to state governments that then sell to retail customers and consumers. We own and operate distribution networks in Australia, Brazil, Canada, China, the Czech Republic, France, Germany, Hong Kong, South Korea, Mexico, Poland, Thailand, and Turkey, where we sell our products either directly to retail stores, to wholesalers or, in Canada, to provincial governments. We plan to establish a new distribution company in Spain, which we expect to begin operating in our fiscal year ended April 30, 2018. In the United Kingdom, we partner with another supplier, Bacardi, to sell a combined portfolio of our companies’ brands. In many other markets, including Italy, Japan, Russia and South Africa, we rely on others to distribute our brands, generally under fixed-term distribution contracts.

International Markets

Our main international markets include Australia, the United Kingdom, Mexico, Germany, Poland, France, Russia, Turkey, Canada, and Japan. Our fiscal 2016 net sales by geography were as follows:

United States	46%
Europe	31%
Australia	9%
Rest of the world	14%

Competition

The distilled spirits industry is highly competitive. We compete against many global, regional, and local brands in a variety of categories of beverage alcohol, but most of our brands compete primarily in the industry’s premium-and-higher price categories. We compete based on taste, product quality, brand image, and price — all in response to consumer preferences. While the industry is highly fragmented, direct competitors include Bacardi Limited, Beam Suntory Inc., Davide Campari-Milano S.p.A., Diageo PLC, LVMH Moët Hennessy Louis Vuitton S.A., Pernod Ricard S.A., and Rémy Cointreau S.A. In addition, particularly in the United States, we increasingly compete with (a) national companies, and (b) entrepreneurs, many of whom are recent entrants to the industry — typically with small-batch or craft spirit brands.

Regulatory Environment

In the United States, at the federal level, the Alcohol and Tobacco Tax and Trade Bureau of the United States Treasury Department regulates the wine and spirits industry with respect to production, blending, bottling, sales, advertising, and transportation of beverage alcohol products. Similar regulatory regimes exist in each state, as well as in most of the non-U.S. jurisdictions where we sell our products. In addition, distilled spirits products are subject to customs duties or excise taxation in many countries, including in the United States, at the federal, state, and local level.

Under U.S. federal regulations, bourbon and Tennessee whiskeys must be aged for at least two years in new charred oak barrels. We typically age our whiskeys between three and six years. Federal regulations also require that “Canadian” whiskey must be manufactured in Canada in compliance with Canadian laws. Mexican authorities regulate the production and bottling of tequilas, which among other specifications, mandate minimum aging periods for anejo (one year) and reposado (two months) tequilas. We comply with these regulations.

Employees

As of April 30, 2016, we employed approximately 4,600 persons. We believe our employee relations are good.

Concurrent Euro Notes Offering

On June 30, 2016, we announced an offering of €300,000,000 1.200% Notes due 2026 (the “euro notes”), in an underwritten public offering pursuant to a separate prospectus supplement (the “Concurrent Offering”). Closing of the Concurrent Offering is subject to customary conditions precedent. The consummation of this offering is not contingent upon the successful completion of the Concurrent Offering. We cannot assure you that the Concurrent Offering will be completed. This prospectus supplement and the accompanying prospectus is not, and should not be construed as, an offering of any securities other than the notes offered hereby.

Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before income taxes, excluding undistributed income of equity investees, plus fixed charges excluding capitalized interest. Fixed charges consist of interest charges, whether expensed or capitalized and is inclusive of that portion of tax reserves we believe to be representative of interest and that portion of rental expense we believe to be representative of interest.

	For the Years Ended April 30,
	2012	2013	2014	2015	2016
Ratio of Earnings to Fixed Charges	22.1x	20.9x	26.9x	28.1x	28.8x

Corporate Information

The Company was incorporated under the laws of the State of Delaware in 1933, successor to a business founded in 1870 as a partnership and subsequently incorporated under the laws of the Commonwealth of

Kentucky in 1901. Our principal executive offices are located at 850 Dixie Highway, Louisville, Kentucky 40210, and our telephone number is (502) 585-1100. Our website address is www.brown-forman.com. Information included or referred to on our website is not part of this prospectus supplement or the accompanying prospectus, unless otherwise specifically set forth herein.

Additional information about us, including our audited financial statements, is contained in the documents incorporated by reference in this prospectus supplement or the accompanying prospectus. See “Where You Can Find More Information” and “Incorporation of Information by Reference.”

Summary Consolidated Financial Information

The following table sets forth our summary consolidated financial information for the fiscal years ended April 30, 2014, 2015 and 2016 and as of April 30, 2015 and 2016. The information for the fiscal years ended April 30, 2014, 2015 and 2016 and as of April 30, 2015 and 2016 was derived from our audited annual consolidated financial statements. You should read the following summary consolidated financial information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the related notes, in each case, in our Annual Report on Form 10-K for the fiscal year ended April 30, 2016, which is incorporated by reference in this prospectus supplement. See “Where You Can Find More Information” and “Incorporation of Information by Reference.”

	Twelve Months Ended April 30,
	2014	2015	2016
	(In millions)
Income Statement Data:
Net Sales	$3,946	$4,096	$4,011
Excise Taxes	955	962	922
Cost of Sales	913	951	945

Gross Profit	2,078	2,183	2,144
Gain on Sale of Business	—	—	(485)
Operating Expenses and Other	1,107	1,156	1,096

Operating Income	971	1,027	1,533
Interest Income	2	2	2
Interest Expense	26	27	46
Income Taxes	288	318	422

Net Income	$659	$684	$1,067

	As of April 30,
	2015	2016
	(In millions)
Balance Sheet Data:
Cash and Cash Equivalents	$370	$263
Total Current Assets	2,254	2,233
Property, Plant and Equipment, net	586	629
Total Assets	4,188	4,183
Short-Term Borrowings	190	271
Current Portion of Long-Term Debt	250	—
Total Current Liabilities	958	791
Long-Term Debt	743	1,230
Total Liabilities	2,283	2,621
Total Stockholders’ Equity	1,905	1,562

The Offering

Issuer	Brown-Forman Corporation.

Securities	£300,000,000 aggregate principal amount of 2.600% Notes due 2028.

Maturity Date	July 7, 2028.

Interest	Interest on the notes will accrue at the rate of 2.600% per year. Interest on the notes will be payable annually in arrears on July 7 of each year, beginning July 7, 2017.

Ranking	The notes will be our unsecured senior obligations and will rank equally with all of our other existing and future unsecured senior indebtedness and senior to any existing and future subordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness. See “Description of Notes — Ranking.”

Additional Amounts	We will, subject to certain exceptions and limitations, pay additional amounts as are necessary in order that the net payment of the principal of, premium, if any, and interest in respect of the notes to a holder who is not a United States person (as defined under “Description of Notes — Payment of Additional Amounts”), after withholding or deduction for any present or future tax, assessment, duties or other governmental charge imposed by the United States (or any political subdivisions or taxing authority thereof or therein having power to tax), will not be less than the amount provided in such notes to be then due and payable.

Redemption for Tax Reasons	We may redeem in whole, but not in part, the notes at the redemption price of 100% of their outstanding principal amount, plus accrued and unpaid interest to, but excluding, the redemption date, if certain tax events occur that would obligate us to pay additional amounts as described under “Description of Notes — Payment of Additional Amounts.”

Currency of Payment

All payments of interest and principal, including payments made upon any redemption or repurchase of the notes, will be made in sterling. If sterling is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control, then all payments in respect of the notes will be made in U.S. dollars until sterling is again available to us or so used. In such circumstances, the amount payable on any date in sterling will be converted into U.S. dollars at the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date or, if the Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. dollar/sterling exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate will be determined in our sole discretion on the basis of the most recently available market exchange rate for sterling. Any payment in respect of the notes so made in U.S. dollars will not constitute an Event of Default (as defined in the indenture). Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing. See “Description of Notes — Issuance in Sterling.”

Optional Redemption	We may redeem the notes at our option, in whole at any time or, from time to time, in part. We may redeem the notes before April 7, 2028 (three months prior to the maturity date) at the “make-whole” redemption price described in “Description of Notes — Optional Redemption.”

On or after April 7, 2028 (three months prior to the maturity date), we may redeem the notes at a redemption price equal to 100% of the outstanding principal amount of the notes being redeemed. See “Description of Notes — Optional Redemption.”

Certain Covenants	The indenture under which we will issue the notes contains covenants that, among other things, limit our ability under certain circumstances to create liens, enter into sale and lease-back transactions and engage in mergers, consolidations and sales of substantially all of our assets. See “Description of Debt Securities” in the accompanying prospectus.

Lack of a Public Market for the Notes	There is no established trading market for the notes and, although we intend to apply for listing of the notes for trading on the New York Stock Exchange, there can be no assurance that the notes will become listed, will remain listed or regarding:

•	any future development or liquidity of a trading market for the notes;

•	the prices at which you may be able to sell your notes; or

•	your ability to sell your notes at all.

Future trading prices of the notes will depend on many factors, including:

•	prevailing interest rates;

•	our operating results and financial condition; and

•	the markets for similar securities.

Denominations	The notes will be issued in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof.

Form of Notes

The notes will be issued as global notes registered in the name of Elavon Financial Services Limited, or a nominee thereof, as common depositary for Euroclear and Clearstream, for the accounts of its direct and indirect participants. Beneficial interests in notes held in book-entry form will not be entitled to receive physical delivery of certificated notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Description of Notes — Book-Entry, Delivery and Form.”

Trustee	U.S. Bank National Association

Paying Agent and Transfer Agent	Elavon Financial Services Limited, UK Branch

Registrar	Elavon Financial Services Limited

Listing	We intend to apply to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. If the application is approved, trading of the notes on the New York Stock Exchange is expected to begin within 30 days after the original issue date of the notes. If such a listing is obtained, we will have no obligation to maintain such listing, and we may delist the notes at any time.

Use of Proceeds	We estimate that the net proceeds from the sale of the notes offered by this prospectus supplement and the accompanying prospectus will be approximately £295.3 million and that net proceeds from the sale of the euro notes in the Concurrent Offering will be approximately €297.0 million, in each case, after deducting the underwriting discounts and estimated offering expenses we will pay. We intend to use the net proceeds from this offering, together with the net proceeds from the sale of the euro notes in the Concurrent Offering, for general corporate purposes and to repay commercial paper indebtedness, a portion of which was incurred in connection with the June 2016 acquisition of The BenRiach Distillery Company Limited. As of April 30, 2016, we had outstanding commercial paper indebtedness of $269 million which had an average annual interest rate of 0.53% and an average remaining maturity of 26 days.

Further Issuances	The notes will be limited initially to £300.0 million in aggregate principal amount. We may, however, “re-open” the notes and issue an unlimited principal amount of additional notes in the future without the consent of the then-existing holders. Any such additional notes, together with the notes offered hereby, will constitute a single series of notes under the indenture.

Governing Law	The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors” on page S-8. For a more complete description of the terms of the notes see “Description of Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and other information contained in this prospectus supplement and the accompanying prospectus and in the documents incorporated or deemed to be incorporated by reference herein before you decide whether to invest in the notes. In particular, we urge you to consider carefully the factors set forth in Part I, Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended April 30, 2016, incorporated by reference in this prospectus supplement and the accompanying prospectus, as such may be updated in our future filings under the Exchange Act. If any of the risk factors were to occur, our business, financial condition, liquidity, results of operations, and prospects could be materially adversely affected. This may adversely affect our ability to pay interest on the notes or repay the principal when due, and you may lose part or all of your investment.

Ratings of the notes may not reflect all the risks of your investment in the notes and could be lowered or withdrawn in the future.

We expect that the notes will be rated by one or more nationally recognized statistical rating organizations. Those ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of each rating may be obtained from the applicable rating agency. A rating is not a recommendation to purchase, hold or sell debt securities, since a rating does not predict the market price of a particular security or its suitability for a particular investor. Any rating organization that rates the notes may lower our rating or decide not to rate the notes in its sole discretion. Any downgrade or withdrawal of a rating by a rating agency that rates the notes could have an adverse effect on the trading prices or liquidity of the notes.

An active trading market for the notes may not develop.

The notes will constitute a new issue of securities with no established trading market. Although we intend to apply for listing of the notes for trading on the New York Stock Exchange, no assurance can be given that the notes will become or will remain listed. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. If a trading market does not develop or is not maintained, holders of the notes may find it difficult or impossible to resell their notes. If a trading market were to develop for the notes, the notes may trade at prices that are higher or lower than their principal amount or purchase price, depending on many factors including prevailing interest rates, our operating results and financial condition, and the market for similar securities. Accordingly, there can be no assurance regarding any future development of trading markets for the notes or the ability of holders of the notes to sell their notes at all.

The indenture may not protect you if we undertake a highly leveraged transaction.

Other than the covenants described under “Description of Debt Securities — Certain Covenants” in the accompanying prospectus, which limit our ability to secure certain types of debt, the indenture does not contain any provisions that would limit our ability to incur additional indebtedness. In addition, the indenture does not limit our ability to pay dividends, make distributions or repurchase shares of our common stock. These transactions could adversely affect holders of the notes.

An investment in the notes by a purchaser whose home currency is not sterling entails significant risks.

All payments of interest on and the principal of the notes and any redemption price for the notes will be made in sterling. An investment in the notes by a purchaser whose home currency is not sterling entails significant risks. These risks include the possibility of significant changes in rates of exchange between the holder’s home currency and sterling and the possibility of the imposition or subsequent modification of foreign exchange controls and tax consequences as a result of any foreign exchange gains. These risks generally depend on factors over which we have no control, such as economic, financial and political events and the supply of and demand for the relevant currencies. In the past, rates of exchange between sterling and certain other currencies have been highly volatile, and each holder should be aware that volatility may occur in the future. Fluctuations in any particular exchange rate that have occurred in the past, however, are not necessarily indicative of fluctuations in the rate that may occur during the term of the notes. Depreciation of the sterling against the holder’s home currency would result in a decrease in the effective yield of the notes below their coupon rate and, in certain circumstances, could result in a loss to the holder.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than an investor’s home currency. Investors should consult their own financial and legal advisors as to the risks involved in an investment in the notes.

The notes permit us to make payments in U.S. dollars if we are unable to obtain sterling.

All payments of interest and principal, including payments made upon any redemption or repurchase of the notes, will be made in sterling; provided that if the sterling is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control, then all payments in respect of the notes will be made in U.S. dollars until the sterling is again available to us or so used. In such circumstances, the amount payable on any date in sterling will be converted into U.S. dollars at the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date or, if the Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. dollar/sterling exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate will be determined in our sole discretion on the basis of the most recently available market exchange rate for sterling. Any payment in respect of the notes so made in U.S. dollars will not constitute an Event of Default (as defined in the indenture). Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing. See “Description of Notes — Issuance in Sterling.”

In a lawsuit for payment on the notes, an investor may bear a currency exchange risk.

The indenture is, and the notes will be, governed by the laws of the State of New York. Under New York law, a New York state court rendering a judgment on the notes would be required to render the judgment in the currency applicable to the notes. However, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on the notes, investors would bear a currency exchange risk until a New York state court judgment is entered. A U.S. federal court sitting in New York with diversity jurisdiction over a dispute arising in connection with the notes would apply the foregoing New York law.

In courts outside of New York, investors may not be able to obtain a judgment in a currency other than U.S. dollars. For example, a judgment for money in an action based on the notes in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of sterling into U.S. dollars would depend upon various factors, including which court renders the judgment and when the judgment is rendered.

Trading in the clearing systems is subject to minimum denomination requirements.

The terms of the notes provide that notes will be issued in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof. It is possible that the clearing systems may process trades which could result in amounts being held in denominations smaller than the minimum denominations. If definitive notes are required to be issued in relation to such notes in accordance with the provisions of the relevant global notes, a holder who does not have the minimum denomination or any integral multiple of £1,000 in excess thereof in its account with the relevant clearing system at the relevant time may not receive all of its entitlement in the form of definitive notes unless and until such time as its holding satisfies the minimum denomination requirement.

The United Kingdom’s impending departure from the European Union could adversely affect us.

The United Kingdom held a referendum on June 23, 2016 in which a majority of voters voted to exit the European Union (“Brexit”). Negotiations are expected to commence to determine the future terms of the United Kingdom’s relationship with the European Union, including, among other things, the terms of trade between the United Kingdom and the European Union. The effects of Brexit will depend on any agreements the United Kingdom makes to retain access to European Union markets either during a transitional period or more permanently. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the sterling and euro. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows, and could negatively impact the value of the notes.

CURRENCY CONVERSION

All payments of interest and principal, including payments made upon any redemption or repurchase of the notes, will be made in sterling. If sterling is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control, then all payments in respect of the notes will be made in U.S. dollars until sterling is again available to us or so used. In such circumstances, the amount payable on any date in sterling will be converted into U.S. dollars at the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date or, if the Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. dollar/sterling exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate will be determined in our sole discretion on the basis of the most recently available market exchange rate for sterling. Any payment in respect of the notes so made in U.S. dollars will not constitute an Event of Default (as defined in the indenture). Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing. See “Description of Notes — Issuance in Sterling.”

As of June 30, 2016, the closing sterling/U.S. dollar exchange rate was £1.00 = U.S. $1.3313, as announced by Bloomberg.

Investors will be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them. See “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes offered by this prospectus supplement and the accompanying prospectus will be approximately £295.3 million and that net proceeds from the sale of the euro notes in the Concurrent Offering will be approximately €297.0 million, in each case, after deducting the underwriting discounts and estimated offering expenses we will pay. We intend to use the net proceeds from this offering, together with the net proceeds from the sale of the euro notes in the Concurrent Offering, for general corporate purposes and to repay commercial paper indebtedness, a portion of which was incurred in connection with the June 2016 acquisition of The BenRiach Distillery Company Limited. As of April 30, 2016, we had outstanding commercial paper indebtedness of $269 million which had an average annual interest rate of 0.53% and an average remaining maturity of 26 days.

CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2016:

•	on an actual basis; and

•	on an as adjusted basis after giving effect to:

•	the offering of the notes;

•	the Concurrent Offering of the euro notes; and

•	the application of the net proceeds therefrom as described under “Use of Proceeds.”

The as adjusted amounts included in the following table are based on the closing sterling/U.S. dollar exchange rate of £1.00 = U.S. $1.3313 and the closing euro/U.S. dollar exchange rate of €1.00= U.S. $1.1103, in each case as of June 30, 2016 and as announced by Bloomberg.

The consummation of this offering is not contingent upon the successful completion of the Concurrent Offering. We cannot assure you that the Concurrent Offering will be completed.

	As of April 30, 2016
	Actual	As Adjusted
	(In millions)
Short-Term Debt:
Commercial Paper and other short-term borrowings	$271	$2

Long-Term Debt[1]:
1.00% notes, due in fiscal 2018	249	249
2.25% notes, due in fiscal 2023	248	248
3.75% notes, due in fiscal 2043	248	248
4.50% notes, due in fiscal 2046	485	485
The notes offered hereby	—	393
Euro notes offered in the Concurrent Offering	—	330
Other long-term debt	—	—

Total long-term debt	1,230	1,953

Total Stockholders’ Equity	$1,562	$1,562

Total Liabilities and Stockholders’ Equity	$4,183	$4,637

[1]	Amounts shown are net of unamortized discounts and issuance costs.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements, and, to the extent inconsistent, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

We are issuing the notes under an indenture (the “base indenture”) dated as of April 2, 2007 between us and U.S. Bank National Association, as trustee, as supplemented by the first supplemental indenture dated as of December 13, 2010 and the second supplemental indenture dated as of June 24, 2015 (collectively with the base indenture, the “indenture”). The notes will be a series of debt securities issued under the indenture as described in the accompanying prospectus.

We intend to file an application to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. If the application is approved, trading of the notes on the New York Stock Exchange is expected to begin within 30 days after the original issue date of the notes. If such a listing is obtained, we will have no obligation to maintain such listing, and we may delist the notes at any time. Currently, there is no public market for the notes.

U.S. Bank National Association will initially act as trustee for the notes. Elavon Financial Services Limited, UK Branch, a wholly owned subsidiary of U.S. Bank National Association, will initially act as paying agent and Elavon Financial Services Limited will act as registrar and transfer agent for the notes. Upon notice to the trustee, we may change the paying agent, registrar or transfer agent; provided, however, that, for so long as the notes are outstanding and the provisions of the European Council Directive 2003/48/EC on the taxation of savings income (the “Directive”) continue to have effect, we will maintain a paying agent in a member state of the European Union that is not obligated to withhold or deduct tax pursuant to the Directive, or any law implementing or complying with or introduced in order to conform to such directive (so long as there is such a member state).

The notes will be issued as “global notes” as described in this prospectus supplement. The notes will be issuable in whole in the registered form of one or more global securities. Each global note will be deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary for the accounts of Euroclear Bank S.A./N.V., or its successor (“Euroclear”), and Clearstream Banking, société anonyme, or its successor (“Clearstream”). Except as described under “— Book-Entry, Delivery and Form,” the notes will not be issuable in certificated form.

Issuance in Sterling

All payments of interest and principal, including payments made upon any redemption or repurchase of the notes, will be made in sterling; provided that if the sterling is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the sterling is again available to us or so used. In such circumstances, the amount payable on any date in sterling will be converted into U.S. dollars at the rate mandated by the Board of Governors of the Federal Reserve System as of the close of business on the second business day prior to the relevant payment date or, if the Board of Governors of the Federal Reserve System has not announced a rate of conversion, on the basis of the most recent U.S. dollar/sterling exchange rate published in The Wall Street Journal on or prior to the second business day prior to the relevant payment date or, in the event The Wall Street Journal has not published such exchange rate, the rate will be determined in our sole discretion on the basis of the most recently available market exchange rate for the sterling. Any payment in respect of the notes so made in U.S. dollars will not constitute an Event of Default (as defined in the indenture). Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing.

Investors will be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them. See “Risk Factors” in this prospectus supplement.

As of June 30, 2016, the closing sterling/U.S. dollar exchange rate was £1.00 = U.S. $1.3313, as announced by Bloomberg.

Principal, Maturity and Interest

The notes will be limited initially to £300 million in aggregate principal amount. We may re-open the notes and issue an unlimited aggregate principal amount of additional notes from time to time. Any such additional notes, together with the notes offered hereby, will constitute a single series of notes under the indenture. No additional notes may be issued if an Event of Default has occurred with respect to the notes or if such additional notes will not be fungible with the previously issued notes for Federal income tax purposes. We will issue the notes in denominations of £100,000 and integral multiples of £1,000 in excess thereof.

Interest on the notes will accrue at the rate of 2.600% per year. We will pay interest on the notes annually in arrears on July 7 of each year, commencing on July 7, 2017. We will make each interest payment to the persons who are the registered holders of the notes on the immediately preceding June 23. Interest on the notes will accrue from the last interest payment date on which interest was paid on the notes or, if no interest has been paid on the notes, from the date of original issue.

Interest on the notes will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes (or July 7, 2017, if no interest has been paid on the notes), to, but excluding, the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.

If any interest payment date would otherwise be a day that is not a business day, such interest payment date will be postponed to the next date that is a business day. If the maturity date of the notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day. For these purposes, a “business day” is any day that is not a Saturday, Sunday or other day on which banking institutions in New York City, London or another place of payment on the notes are authorized or required by law to close and on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

The notes will mature on July 7, 2028 unless the notes are previously redeemed or repurchased in whole.

Ranking

Our obligations to pay principal, interest, and premium, if any, on the notes are our general unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding. As of April 30, 2016, we had approximately $1,501 million of unsecured senior debt. Of that amount, approximately $2 million was indebtedness of our subsidiaries. See “Description of Certain Indebtedness.” Because the creditors of our subsidiaries have direct claims on our subsidiaries and their assets, the claims of holders of our debt securities are “structurally subordinated” to any existing and future liabilities of our subsidiaries. This means that the creditors of our subsidiaries have priority in their claims on the assets of our subsidiaries over our creditors. In addition, a substantial portion of our ordinary course liabilities, including accounts payable and accrued liabilities, as reflected on our consolidated balance sheet at April 30, 2016, were incurred by our subsidiaries. The indenture does not contain any covenants or provisions that would afford the holders of the notes protection in the event of a highly leveraged or similar transaction.

Events of Default and Remedies

The Events of Default contained in the indenture described under “Description of the Debt Securities — Events of Default and Remedies” will apply to the notes.

Because the applicable threshold amount of indebtedness, the acceleration of which would give rise to an Event of Default under the indenture, is lower for certain series of senior indebtedness previously issued under the indenture, the acceleration of any outstanding indebtedness of ours may constitute an Event of Default with respect to one or more of such previously issued series but may not constitute an Event of Default under the terms of the notes.

In addition, because the applicable threshold amount of payments required to be made by us as a result of one or more judgments, decrees or orders against us that would give rise to an Event of Default under the indenture is lower for certain series of senior indebtedness previously issued under the indenture, such required payments may constitute an Event of Default with respect to one or more of such previously issued series but may not constitute an Event of Default under the terms of the notes.

Optional Redemption

The notes will be redeemable at our option at any time in whole or from time to time in part in £1,000 increments (provided that any remaining principal amount thereof shall be at least the minimum authorized denomination thereof). If the notes are redeemed before April 7, 2028 (three months prior to the maturity date, or the “par call date”), the redemption price will equal the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed assuming the notes mature on the par call date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)), at the Comparable Government Bond Rate (as defined below) plus 25 basis points.

If the notes are redeemed on or after the par call date, the redemption price for the notes will equal 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a United Kingdom government bond whose maturity is closest to the par call date, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other United Kingdom government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, United Kingdom government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by us.

If less than all of the notes are to be redeemed, and the notes are global notes, the notes to be redeemed will be selected by Euroclear or Clearsteam in accordance with their standard procedures. If the notes to be redeemed are not global notes then held by Euroclear or Clearstream, the trustee will select the notes to be redeemed on a pro rata basis, by lot, or by any other method the trustee deems fair and appropriate. If the notes are listed on any national securities exchange, Euroclear or Clearstream will select notes in compliance with the requirements of the principal national securities exchange on which the notes are listed. Notwithstanding the foregoing, if less than all of the notes are to be redeemed, no notes of a principal amount of £100,000 or less shall be redeemed in part. If money sufficient to pay the redemption price on the notes (or portions thereof) to be redeemed on the redemption date is deposited with the paying agent on or before the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

Optional Redemption for Tax Reasons

The notes may be redeemed at our option in whole, but not in part, on not less than 15 nor more than 45 days’ prior notice, at 100% of the principal amount, together with accrued and unpaid interest, if any, to, but excluding, the redemption date if, as a result of any change in, or amendment to, the laws, regulations or rulings of the United States (or any political subdivision or taxing authority thereof or therein having power to tax), or any change in official position regarding application or interpretation of those laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation is announced and becomes effective on or after the original issue date with respect to the notes, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described below in “— Payment of Additional Amounts” and that obligation cannot be avoided by taking reasonable measures available to us, as determined by us in our sole discretion acting in good faith.

Notice of Redemption

Notice of any redemption will be mailed at least 15 days but no more than 45 days before the redemption date to each holder of the notes to be redeemed, at its registered address. The notice of redemption for the notes will state among other things, the amount of such notes to be redeemed, the redemption date, and the place or places that payment will be made upon presentation and surrender of the notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue at the redemption date on any notes that have been called for redemption.

We will pay accrued and unpaid interest on the principal amount of the notes being redeemed up to, but excluding, the date of redemption.

Payment of Additional Amounts

All payments of principal, interest, and premium, if any, in respect of the notes will be made free and clear of, and without withholding or deduction for, any present or future taxes, assessments, duties or governmental charges of whatever nature imposed, levied or collected by the United States (or any political subdivision or taxing authority thereof or therein having power to tax), unless such withholding or deduction is required by law or the official interpretation or administration thereof.

In addition, for so long as the notes are outstanding and the provisions of the Directive continue to have effect, we will maintain a paying agent in a member state of the European Union that is not obligated to withhold or deduct tax pursuant to the Directive, or any law implementing or complying with or introduced in order to conform to such directive (so long as there is such a member state).

We will, subject to the exceptions and limitations set forth below, pay as additional interest in respect of the notes such additional amounts as are necessary in order that the net payment by us of the principal of, premium, if any, and interest in respect of the notes to a holder who is not a United States person (as defined below), after withholding or deduction for any present or future tax, assessment, duties or other governmental charge imposed by the United States (or any political subdivision or taxing authority thereof or therein having power to tax), will not be less than the amount provided in the notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1)	to the extent any tax, assessment or other governmental charge would not have been imposed but for the holder (or the beneficial owner for whose benefit such holder holds such note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

a.	being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

b.	having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the notes, the receipt of any payment or the enforcement of any rights hereunder), including being or having been a citizen or resident of the United States;

c.	being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for U.S. Federal income tax purposes or a corporation that has accumulated earnings to avoid U.S. Federal income tax;

d.	being or having been a “10-percent shareholder” of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision; or

e.	being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, as described in section 881(c)(3)(A) of the Code or any successor provision;

(2)	to any holder that is not the sole beneficial owner of the notes, or a portion of the notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3)	to the extent any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4)	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;

(5)	to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any notes, if such payment can be made without such withholding by any other paying agent;

(6)	to any estate, inheritance, gift, sales, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge, or excise tax imposed on the transfer of notes;

(7)	to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to the Directive, or any law implementing or complying with or introduced in order to conform to, such directive;

(8)	to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note as a result of the presentation of any note for payment (where presentation is required) by or on behalf of a holder of notes, if such payment could have been made without such withholding by presenting the relevant note to at least one other paying agent in a member state of the European Union;

(9)	to the extent any tax, assessment or other governmental charge would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later except to the extent that the beneficiary or holder thereof would have been entitled to the payment of additional amounts had such note been presented for payment on any day during such 30-day period;

(10)	to any tax, assessment or other governmental charge imposed under sections 1471 through 1474 of the Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or

(11)	in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10).

The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the notes. Except as specifically provided under this heading “— Payment of Additional Amounts,” we will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

As used under this heading “— Payment of Additional Amounts” and under the heading “— Optional Redemption for Tax Reasons,” the term “United States” means the United States of America, its territories and possessions, the states of the United States and the District of Columbia, and the term “United States person” means any individual who is a citizen or resident of the United States for U.S. Federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, or any estate or trust the income of which is subject to U.S. Federal income taxation regardless of its source.

Mandatory Redemption; Sinking Fund

No mandatory redemption obligation will be applicable to the notes. The notes will not be subject to, nor have the benefit of, a sinking fund.

Book-Entry, Delivery and Form

We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable. None of the Company, the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact Clearstream and Euroclear or their participants directly to discuss these matters. In addition, the description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. We have provided the descriptions of the operations and procedures of Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures.

The notes will initially be represented by one or more fully registered global notes in definitive form without interest coupons, each of which we refer to as a “global security.” Each such global note will be deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary for the accounts of Clearstream and Euroclear. Except as set forth below, the global notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees. You may hold your interests in the global notes in Europe through Clearstream or Euroclear, either as a participant in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries. Book-entry interests in the notes and all transfers relating to the notes will be reflected in the book-entry records of Clearstream and Euroclear.

The distribution of the notes will be cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through Clearstream and Euroclear participants and will settle in same-day funds. Owners of book-entry interests in the notes will receive payments relating to their notes in sterling, except as described above under “—Issuance in Sterling.”

Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow the notes to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream and Euroclear will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the notes held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

We have been advised by Clearstream and Euroclear, respectively, as follows:

Clearstream

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures.

Euroclear

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is a Belgian bank. As such it is regulated by the Belgian Banking and Finance Commission.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System (the “Euroclear Terms and Conditions”) and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear; and

•	receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding securities through Euroclear Participants.

Distributions with respect to interests in the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions.

Clearance and Settlement Procedures

We understand that investors that hold their notes through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to conventional eurobonds in registered form. Notes will be credited to the securities custody accounts of Clearstream Participants and Euroclear Participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

We understand that secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to conventional eurobonds in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes, or to make or receive a payment or delivery of the notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

Clearstream or Euroclear will credit payments to the cash accounts of Clearstream Participants or Euroclear Participants, as applicable, in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream Participant or Euroclear Participant only in accordance with its relevant rules and procedures.

Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among Clearstream Participants and Euroclear Participants. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Certificated Notes

We will issue certificated notes to each person that Euroclear or Clearstream identifies as the beneficial owner of the notes represented by a global note upon surrender by Euroclear or Clearstream of the global note if:

•	Euroclear or Clearstream notifies us that it is unwilling or unable to continue as depositary for that global security and we do not appoint a successor depositary within 90 days after receiving that notice;

•	an Event of Default under the indenture has occurred and is continuing, and Euroclear or Clearstream requests the issuance of certificated notes;

•	at any time Euroclear or Clearstream ceases to be a clearing agency registered or in good standing under the Exchange Act or other applicable statute or regulation and we do not appoint a successor depositary within 90 days after becoming aware that Euroclear or Clearstream has ceased to be so registered or in good standing as a clearing agency; or

•	we determine that the notes will no longer be represented by a global note.

A global note that can be exchanged as described in the preceding sentence will be exchanged for certificated notes issued in authorized denominations in registered form for the same aggregate amount. The definitive securities will be registered in the names of the owners of the beneficial interests in the global security as directed by Euroclear or Clearstream. Such certificated notes shall be registered in such names and in such authorized denominations as Euroclear or Clearstream, as applicable, pursuant to instructions from its participants or indirect participants or otherwise, shall in writing instruct the trustee.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Treasury (the “Treasury Regulations”), rulings and pronouncements issued by the Internal Revenue Service (the “IRS”), and judicial decisions, all as of the date hereof and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	regulated investment companies;

•	grantor trusts;

•	real estate investment trusts;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	holders subject to the U.S. federal alternative minimum tax;

•	dealers in securities or currencies;

•	traders in securities;

•	partnerships, S corporations or other pass-through entities;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	tax-exempt organizations;

•	passive foreign investment companies;

•	persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; and

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their original “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of the notes is sold to the public for cash). Moreover, the effects of other U.S. federal tax laws (such as U.S. federal estate and gift tax laws) and any applicable state, local or foreign tax laws are not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

If an entity taxable as a partnership holds the notes, the tax treatment of an owner of the entity generally will depend on the status of the particular owner in question and the activities of the entity. Owners of any such entity should consult their tax advisors as to the specific tax consequences to them of holding the notes indirectly through ownership of such an entity.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the notes. As used herein, “U.S. Holder” means a beneficial owner of the notes who is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, having validly elected to continue to be treated as a United States person.

Payments of Interest

It is anticipated, and this discussion assumes, that the notes will be issued with less than a de minimis amount (as set forth in the applicable Treasury Regulations) of original issue discount. Stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such interest is received or accrued, in accordance with such U.S. Holder’s method of tax accounting for U.S. federal income tax purposes. In addition, interest paid to certain individuals, estates or trusts may be subject to a 3.8% Medicare tax.

A U.S. Holder that uses the cash method of accounting and that receives a payment of interest in sterling (including a payment attributable to accrued but unpaid interest upon the sale, exchange, redemption, repurchase or other taxable disposition of a note) will be required to include in income the U.S. dollar value of the sterling, payment received (determined based on the spot rate on the date the payment is received), regardless of whether the payment is in fact converted to U.S. dollars at that time. A cash basis U.S. Holder will not recognize exchange gain or loss on the receipt of interest income, but may recognize exchange gain or loss attributable to the actual disposition of the sterling received.

A U.S. Holder that uses the accrual method of accounting will accrue interest income in sterling and translate that amount into U.S. dollars based on the average spot rate of exchange in effect for the accrual period or, with respect to an accrual period that spans two taxable years, at the average spot rate for the partial period within the applicable taxable year. Alternatively, an accrual method U.S. Holder may elect to translate interest income into U.S. dollars at the spot rate on the last day of the accrual period (or the last day of the taxable year in the case of an accrual period that spans two taxable years) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A U.S. Holder that makes this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. A U.S. Holder that uses the accrual method will recognize exchange gain or loss with respect to accrued interest income on the date the interest payment (or proceeds from a sale, exchange, redemption, repurchase or other taxable disposition attributable to accrued interest) is actually received. The amount of exchange gain or loss recognized will equal the difference, if any, between the U.S. dollar value of the sterling payment received (determined based on the spot rate on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during the accrual period (as determined above), regardless of whether the payment is in fact converted to U.S. dollars. This exchange gain or loss generally will be treated as ordinary income or loss.

Additional Payments

In certain circumstances (see “Description of Notes — Optional Redemption”), we may be obligated to make payments in excess of stated interest and the principal amount of the notes. We intend to take the position that the notes should not be treated as contingent payment debt instruments despite the possibility of these additional payments. This position is based in part on assumptions regarding the likelihood, as of the date of issuance of the notes, that such additional payments will have to be paid. Assuming such position is respected, any amounts paid to a U.S. Holder pursuant to any such redemption or repurchase, as applicable, would be taxable as described below in “— U.S. Holders — Sale or Other Taxable Disposition of Notes.” Our position is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. The IRS, however, may take a position contrary to our position, which could affect the timing and character of a U.S. Holder’s income and the timing of our deductions with respect to the notes. U.S. Holders are urged to consult their tax advisors regarding the potential application of the contingent payment debt instrument rules to the notes and the consequences thereof. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Sale or Other Taxable Disposition of Notes

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less any portion allocable to any accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. dollar value of the sterling used to purchase the note at the spot exchange rate on the purchase date. If the note is traded on an established securities market, as the notes are expected to be, a cash basis U.S. Holder (and if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the sterling amount paid for the note on the settlement date of the purchase.

The amount realized on the sale, exchange, redemption, repurchase or other taxable disposition of a note for an amount in sterling will generally be the U.S. dollar value of such sterling based on the spot exchange rate on the date the note is disposed of; provided, however, that if the note is traded on an established securities market, as the notes are expected to be, a cash basis U.S. Holder (and if it elects, an accrual basis U.S. holder) will determine the U.S. dollar value of such sterling on the settlement date of the disposition. If an accrual method U.S. Holder makes either of the elections described above, such election must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS. If a note is not traded on an established securities market (or, if a note is so traded, but a U.S. Holder is an accrual basis U.S. Holder that has not made the settlement date election), a U.S. Holder will recognize exchange gain or loss (taxable as ordinary income or loss) to the extent that the U.S. dollar value of the sterling received (based on the spot rate on the settlement date) differs from the U.S. dollar value of the amount realized.

Except as discussed below with respect to exchange gain or loss, any gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations. In addition, gain attributable to the disposition of notes by certain individuals, estates or trusts may be subject to a 3.8% Medicare tax.

Gain or loss realized upon the sale, exchange, redemption, repurchase or other taxable disposition of a note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss. Gain or loss attributable to fluctuations in currency exchange rates generally will equal the difference between (i) the U.S. dollar value of a U.S. Holder’s purchase price for the note in sterling, determined on the date the note is disposed of, and (ii) the U.S. dollar value of a U.S. Holder’s purchase price for the note in sterling, determined on the date the U.S. Holder acquired the note (or, in each case, determined on the settlement date if the notes are traded on an established securities market, as the notes are expected to be, and the U.S. Holder is either a cash basis or an electing accrual basis holder). Payments received that are attributable to accrued interest will be treated in accordance with the rules applicable to payments of interest described above. The exchange gain or loss will be recognized only to the extent of the total gain or loss realized by a U.S. Holder on the sale, exchange, redemption, repurchase or other taxable disposition of the note, and generally will be ordinary income or loss.

Exchange of Foreign Currencies

A U.S. Holder’s tax basis in the sterling received as interest on or on the sale or other taxable disposition of a note will be the U.S. dollar value of such sterling at the spot rate in effect on the date of receipt of the sterling. Any gain or loss recognized by a U.S. Holder on a sale, exchange or other taxable disposition of the sterling will be ordinary income or loss.

Tax Return Disclosure Requirements

Certain Treasury Regulations meant to require the reporting of certain tax shelter transactions cover transactions generally not regarded as tax shelters, including certain foreign currency transactions giving rise to losses in excess of a certain minimum amount (e.g., $50,000 in the case of an individual or trust), such as the receipt or accrual of interest or a sale, exchange, retirement or other taxable disposition of a foreign currency note or of foreign currency received in respect of a foreign currency note. U.S. Holders considering the purchase of the notes should consult with their own tax advisors to determine the U.S. federal income tax return disclosure obligations, if any, with respect to an investment in the notes or the disposition of sterling, including any requirement to file IRS Form 8886 (Reportable Transaction Statement).

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes (including a redemption or retirement of the notes). Certain holders generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, ordinarily is his or her social security number;

•	furnishes an incorrect TIN and the IRS has so notified us or the paying agent;

•	fails to properly report payments of interest or dividends and the IRS has so notified us or the paying agent; or

•	fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. Holders

The following is a summary of material U.S. federal income tax consequences that will apply to you if you are a “Non-U.S. Holder” of the notes. A “Non-U.S. Holder” is a beneficial owner of the notes who is not a U.S. Holder. Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, U.S. expatriates, and foreign persons eligible for benefits under an applicable income tax treaty with the U.S. Such Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them including any reporting requirements.

Payments of Interest

Generally, interest income paid to a Non-U.S. Holder is subject to withholding tax at a rate of 30% (or, if applicable, a lower treaty rate). Nevertheless, subject to the discussion of backup withholding and FATCA below, interest paid on a note to a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax provided that:

•	the interest is not effectively connected with such holder’s conduct of a U.S. trade or business;

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•	such holder is not a controlled foreign corporation that is related to us through actual or constructive stock ownership and is not a bank that acquired such note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the Non-U.S. Holder certifies in a statement provided to us or the paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the Non-U.S. Holder certifies to us or the paying agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a United States person and provides us or the paying agent with a copy of such statement or (3) the Non-U.S. Holder holds its note directly through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a Non-U.S. Holder generally will be entitled to a reduction in or an exemption from withholding tax on interest if the Non-U.S. Holder provides us or our paying agent with a properly executed (1) IRS Form W-8BEN or W-8BEN-E claiming an exemption from or reduction of the withholding tax under the benefit of a tax treaty between the United States and the Non-U.S. Holder’s country of residence, or (2) IRS Form W-8ECI stating that interest paid on a note is not subject to withholding tax because it is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

If interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a U.S. permanent establishment or fixed base to which such interest is attributable), then, although exempt from U.S. federal withholding tax (provided the Non-U.S. Holder provides appropriate certification), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest in the same manner as if such Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, such interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

Sale or Other Taxable Disposition of Notes

Any gain realized by a Non-U.S. Holder on the sale, exchange, retirement, redemption or other taxable disposition of a note (other than any amount representing accrued but unpaid interest, which will be treated as a payment of interest subject to the rules above) generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a U.S. permanent establishment or fixed base to which such gain is attributable); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met.

A Non-U.S. Holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale or other taxable disposition generally in the same manner as if such Non-U.S. Holder were a U.S. Holder, and if such Non-U.S. Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or, if applicable, a lower treaty rate) on the gain derived from the sale or other taxable disposition, which may be offset by certain U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

In certain circumstances (see “U.S. Holders — Additional Payments”), we may be obligated to pay amounts in excess of stated interest and principal on the notes. Such payments would be treated as additional amounts paid for the notes and subject to the rules discussed above regarding the sale or other taxable disposition of the notes.

Information Reporting and Backup Withholding

A Non-U.S. Holder generally will not be subject to backup withholding with respect to payments that we make to the Non-U.S. Holder, provided that we do not have actual knowledge or reason to know that such holder is a “United States person,” within the meaning of the Code, and the holder has given us the statement described above in the last bullet point under “Non-U.S. Holders — Payments of Interest.” However, a Non-U.S. Holder will be subject to backup withholding and information reporting with respect to the proceeds of the sale or other disposition of a note (including a retirement or redemption of a note) within the United States (or information reporting if such sale or other disposition is conducted through certain U.S.-related brokers) unless the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. In addition, we may be required to report annually to the IRS and to the Non-U.S. Holder the amount of, and the tax withheld with respect to, any interest paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Backup withholding is not an additional tax. A Non-U.S. Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability or may claim a refund provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

A 30% U.S. federal withholding tax may apply to interest income paid on notes, and the gross proceeds from a disposition of notes occurring after December 31, 2018, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. If an interest payment is subject both to withholding under FATCA and to the withholding tax discussed above under “— Non-U.S. Holders — Payments of Interest,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Holders should consult their own tax advisors regarding these rules and whether they may be relevant to their ownership and disposition of notes.

EUROPEAN UNION PROPOSAL FOR A COMMON FINANCIAL TRANSACTION TAX

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (“FTT”) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating member states”). However, Estonia has since stated that it will not participate.

The Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in the notes (including secondary market transactions) in certain circumstances.

Under the Commission’s Proposal the FTT could apply in certain circumstances to persons both within and outside of the participating member states. Generally, it would apply to certain dealings in the notes where at least one party is a financial institution, and at least one party is established in a participating member state. A financial institution may be, or be deemed to be, “established” in a participating member state in a broad range of circumstances, including (a) by transacting with a person established in a participating member state or (b) where the financial instrument which is subject to the dealings is issued in a participating member state.

However, the FTT proposal remains subject to negotiation between participating member states. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU member states may decide to participate.

Prospective holders of the notes are advised to seek their own professional advice in relation to the FTT.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes requirements on employee benefit plans subject to Title I of ERISA, which we refer to as “ERISA plans,” and on those persons who are fiduciaries of ERISA plans. Investments by ERISA plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA plan’s investments be made in accordance with the documents governing such ERISA plan.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as individual retirement accounts, which, together with ERISA plans, we refer to as the “plans,” and specified persons, referred to as “parties in interest” or “disqualified persons,” having specified relationships to such plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and to other penalties and liabilities under ERISA and the Code. In addition, if a prohibited transaction occurs with respect to a plan, the fiduciary may be subject to penalties and liabilities under ERISA and the Code.

The fiduciary of a plan that proposes to purchase and hold the notes should consider, among other things, whether such purchase and holding may involve (1) a direct or indirect extension of credit to a party in interest or to a disqualified person, (2) the sale or exchange of any property between a plan and a party in interest or disqualified person, or (3) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets. Depending upon the identity of the plan fiduciary making the decision to acquire or hold the notes on behalf of a plan, Prohibited Transaction Class Exemption (“PTE”), 91-38, as amended, (relating to investments by bank collective investment funds), PTE 84-14, as amended, (relating to transactions effected by a “qualified professional asset manager”), PTE 95-60, as amended, (relating to investments by an insurance company general account), PTE 96-23, as amended, (relating to transactions directed by an in-house professional asset manager) or PTE 90-1, as amended, (relating to investments by insurance company pooled separate accounts), could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code, although there can be no assurance that all of the conditions of such exemptions will be satisfied.

Federal, state, local or non-U.S. laws governing the investment and management of the assets of governmental plans and other plans which are not subject to ERISA or the Code may contain fiduciary and prohibited transaction requirements similar to those under Title I of ERISA and Section 4975 of the Code, which we refer to as “similar laws.” Accordingly, fiduciaries of such plans, in consultation with their counsel, should consider the impact of their respective laws on investments in the notes and the considerations discussed above, to the extent applicable.

Because of the above, the notes should not be purchased or held by any person investing “plan assets” of any plan or employee benefit plan subject to similar laws, unless such purchase and holding will not be subject to, or will be exempt from, the prohibited transactions rules of ERISA and the Code or similar violation of any applicable similar laws.

Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either (1) no portion of the assets used by such purchaser or transferee to acquire the notes constitutes assets of any employee benefit plan subject to Title I of ERISA or Section 4975 of the Code or the applicable provisions of any similar law or (2) the purchase and holding of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any similar laws.

Due to the complexity of these rules and penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries, or other persons, considering purchasing the notes on behalf of, or with the assets of, any plan or employee benefit plan subject to ERISA, Section 4975 of the Code or similar laws, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws applicable to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated June 30, 2016 (the “Underwriting Agreement”) among us and the underwriters, each of the underwriters named below, for whom Barclays Bank PLC, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and Merrill Lynch International are acting as representatives, has severally agreed to purchase from us the principal amount of notes set forth opposite its name below.

Underwriters	Aggregate Principal Amount of Notes to be Purchased
Barclays Bank PLC	£60,000,000
Citigroup Global Markets Limited	60,000,000
Deutsche Bank AG, London Branch	60,000,000
Merrill Lynch International	60,000,000
U.S. Bancorp Investments, Inc.	19,500,000
PNC Capital Markets LLC	10,500,000
Wells Fargo Securities International Limited	10,500,000
MUFG Securities EMEA plc	6,000,000
Coöperatieve Rabobank U.A.	4,500,000
Scotiabank Europe plc	4,500,000
The Williams Capital Group, L.P.	4,500,000

Total	£300,000,000

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Underwriting Agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase and accept delivery of all of the notes if they purchase any of the notes. The notes are offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering of the notes, the public offering price and other selling terms may be changed by the underwriters.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with the offering of the notes (expressed as a percentage of the principal amount of the notes and in total):

Paid by Brown-Forman
Per Note	0.500%
Total	£1,500,000

We estimate that our total expenses for this offering will be approximately $1.1 million based on the closing sterling/U.S. dollar exchange rate of £1.00 = U.S. $1.3313 as of June 30, 2016, as announced by Bloomberg, excluding underwriting discounts.

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

The notes will constitute a new issue of securities with no established trading market. Although we intend to apply for listing of the notes for trading on the New York Stock Exchange, no assurance can be given that the notes will become or will remain listed. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading markets for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the issue of the notes, Merrill Lynch International (the “Stabilising Manager”) (or any person acting on behalf of the Stabilising Manager) may over-allot the notes or effect transactions with a view to supporting the market price of the notes at a higher level than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or persons acting on behalf of the Stabilising Manager) will undertake such stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. The Stabilising Manager may conduct these transactions in the over-the-counter market or otherwise. Any stabilisation action or over-allotment must be conducted by the Stabilising Manager (or any person acting on behalf of the Stabilising Manager) in accordance with all applicable laws and rules.

The underwriters and their affiliates have provided and in the future may continue to provide investment banking, commercial banking and other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and will receive customary compensation.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The underwriters expect to deliver the notes on or about July 7, 2016, which is the fifth London business day following the date of this prospectus supplement (such settlement cycle being referred to as “T+5”). Under the EU Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes earlier than the second London business day before July 7, 2016 will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the notes or possession or distribution of this prospectus or any other offering or publicity material relating to the notes in any country or jurisdiction (other than the United States) where any such action for that purpose is required.

Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell the notes or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of notes by it will be made on the same terms.

European Economic Area

This prospectus supplement and the accompanying prospectus has been prepared on the basis that all offers of notes will be made pursuant to an exemption under Article 3 of the Prospectus Directive (as defined below), as implemented in member states of the European Economic Area (the “EEA”), from the requirement to produce a prospectus for offers of notes. Accordingly, any person making or intending to make any offer within the EEA of the notes which are the subject of the offering should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the notes contemplated in this prospectus supplement and the accompanying prospectus.

In addition to what is set out above, in relation to each member state of the EEA that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer has been made and no offer will be made of notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this restriction, the expression an “offer of notes to the public” in relation to the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive and that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (3) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated (each such person being referred to as a “Relevant Person”). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus supplement and/or the accompanying prospectus or any of their contents.

This prospectus supplement and the accompanying prospectus have not been approved for the purposes of section 21 of FSMA by a person authorized under FSMA. This prospectus supplement and the accompanying prospectus are being distributed and communicated to persons in the United Kingdom only in circumstances in which section 21(1) of FSMA does not apply to us. The notes are not being offered or sold to any person in the United Kingdom except in circumstances which will not result in an offer of securities to the public in the United Kingdom within the meaning of Part VI of FSMA.

France

This prospectus supplement and the accompanying prospectus are not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”).

This prospectus supplement and the accompanying prospectus and any other offering material relating to the notes have not been and will not be submitted to the AMF for approval and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in France.

The notes have not been offered, sold or distributed and will not be offered, sold or distributed, directly or indirectly, to the public in France. Such offers, sales and distributions have been and shall only be made in France (i) to qualified investors (investisseurs qualifiés) acting for their own account and/or (ii) to persons providing portfolio management investment service for third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), each as defined in and in accordance with Articles L. 411-2-II, D. 411-1, D. 321-1, D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code and any implementing regulation and/or (iii) in a transaction that, in accordance with Article L. 411-2-I of the French Monetary and Financial Code and Article 211-2 of the General Regulation of the AMF, does not constitute a public offering of financial securities.

Investors in France are informed that the subsequent direct or indirect retransfer of the Notes to the public in France can only be made in compliance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 through L. 621-8-3 of the French Monetary and Financial Code.

Germany

The notes have not been and will not be offered or sold or publicly promoted or advertised by the underwriters in Germany other than in compliance with the provisions of the German Asset Investment Act (Vermögensanlagengesetz), or of any other laws applicable in Germany governing the issue, offering and sale of securities.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon for us by Hogan Lovells US LLP, Washington, District of Columbia. The underwriters have been represented in connection with this offering by Cravath, Swaine  & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements as of April 30, 2016 and 2015, for each of the three years in the period ended April 30, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2016 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended April 30, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

BROWN-FORMAN

Prospectus

Debt Securities

We may, from time to time, offer debt securities in one or more offerings. We will provide the specific terms of the debt securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest. Our principal executive offices are located at 850 Dixie Highway, Louisville, Kentucky 40210. Our telephone number is (502) 585-1100.

Investing in our debt securities involves risks. Before buying our debt securities, you should refer to the risk factors included in our most recent Annual Report on Form 10-K and our other periodic reports, in supplements to this prospectus and in other information filed by us with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We will sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, from time to time, to reject in whole or in part any proposed purchase of securities to be made directly or through agents. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth the names of the agents, dealers or underwriters and any applicable commissions or discounts. Our net proceeds from the sale of securities will also be set forth in the applicable prospectus supplement.

This prospectus is dated June 24, 2015.

About this Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, referred to herein as the “SEC” or the “Commission,” using a “shelf” registration process. Under the shelf registration process, we may sell from time to time debt securities in one or more offerings. Each time we sell debt securities we will provide a prospectus supplement and may provide other offering materials that will contain specific information about the terms of that offering. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement or other offering materials, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Information by Reference.”

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document.

In this prospectus and any prospectus supplement, references to “our company,” “the Company,” “we,” “us” and “our” mean Brown-Forman Corporation and its consolidated subsidiaries, unless otherwise expressly stated or required by the context.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. You may obtain copies of this information and the documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number: Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210 USA, Attention: Vice President, Director of Investor Relations, telephone number (502) 774-6903.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the full registration statement on Form S-3, of which this prospectus is a part, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If an agreement or document is filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You may review a copy of the registration statement on Form S-3 and the documents incorporated by reference herein at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet web site listed above.

Incorporation of Information by Reference

The SEC allows us to “incorporate by reference” the information that we file with the SEC. This means that we can disclose important business and financial information to you by referring you to information and documents that we have filed with the SEC. Any information that we refer to in this manner is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and, where applicable, supersede the corresponding information contained in this prospectus or in documents filed earlier with the SEC.

We incorporate by reference into this prospectus the following documents that we have previously filed with the SEC (other than, in each case, documents or portions thereof or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2015 (which incorporates by reference certain portions of the Proxy Statement for the Annual Meeting of Stockholders filed with the SEC on June 23, 2015).

We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of any offering pursuant to this prospectus. In no event, however, will any of the information that we disclose under Items 2.02 and 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC be incorporated by reference into, or otherwise included in, this prospectus.

Each document referred to above is available over the Internet on the SEC’s website at http://www.sec.gov and on our website at http://www.brown-forman.com. You may also request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

(502) 774-6903

Attention: Vice President, Director of Investor Relations

Prospectus Supplement

The prospectus supplement for each offering of debt securities will contain the specific information and terms for that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to read both this prospectus and the prospectus supplement in making your investment decision.

Use of Proceeds

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds from the sale of the debt securities for general corporate purposes. General corporate purposes may include retiring existing indebtedness including commercial paper, acquisitions, repurchases of our common stock, dividends, funding of our pension plan obligations, additions to working capital and capital expenditures.

Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. Earnings consist of income from continuing operations before income taxes, excluding undistributed minority interest in income of affiliates and fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized and is inclusive of that portion of tax reserves we believe to be representative of interest and that portion of rental expense we believe to be representative of interest.

	For the Years Ended April 30,
	2011	2012	2013	2014	2015
Ratio of Earnings to Fixed Charges	22.3x	22.1x	20.9x	26.9x	28.1x

Description of Debt Securities

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture (the “base indenture”) between us and U.S. Bank National Association, as trustee dated as of April 2, 2007, as supplemented by the first supplemental indenture dated as of December 13, 2010 and the second supplemental indenture dated as of June 24, 2015 (collectively with the base indenture, the “indenture”). When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. In this section entitled “Description of Debt Securities,” references to “we,” “us,” “our,” and Brown-Forman, include Brown-Forman Corporation only and not any of its subsidiaries.

We have summarized certain terms and provisions of the indenture. The summary is not complete. The indenture has been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indenture for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture does not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation and aggregate principal amount;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations in which the debt securities will be issued;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	the applicability of and additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	any material United States Federal income tax consequences;

•	the dates on which premium, if any, will be paid and whether and under what circumstances additional amounts on such debt securities shall be payable;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period;

•	any listing on a securities exchange;

•	the appointment of any trustees, depositaries, paying agents, transfer agents, exchange agents, conversion agents, registrars or other agents;

•	the initial public offering price; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

Senior debt securities will rank equally and pari passu with all of our other unsecured and unsubordinated debt from time to time outstanding.

Subordinated Debt

Subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the indenture, to all of our “senior indebtedness” from time to time outstanding. The indenture defines “senior indebtedness” as obligations or indebtedness of, or guaranteed or assumed by, Brown-Forman for borrowed money, whether or not represented by bonds, debentures, notes or similar instruments and amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness. “Senior indebtedness” does not include any indebtedness or other obligations specifically designated as not being senior indebtedness. See the indenture, Article XIII.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities or coupons are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern us or a substantial part of our property;

•	a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. Such an event of default must have continued beyond the period of grace, if any, provided for such event of default, and such an event of default shall not have been cured or waived or shall not have ceased to exist; or

•	the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default pursuant to section 5.02 of the indenture. This declaration must not have been rescinded and annulled as provided in the indenture.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Certain Covenants

Limitation on Liens

The indenture provides that, unless otherwise specified in the terms of debt securities of any series, if we or any of our Subsidiaries (as defined below) incurs, issues, assumes or guarantees any Indebtedness (as defined below) secured by a Mortgage (as defined below) on Principal Property (as defined below) of ours or of any Subsidiary or on any shares of capital stock or Indebtedness (owed to us or any other Subsidiary) of any Subsidiary that owns Principal Property, we will secure, or cause such Subsidiary to secure, all outstanding debt securities governed by the indenture equally and ratably with such secured Indebtedness, unless after giving effect thereto the aggregate amount of all such secured Indebtedness, together with all Attributable Debt (as defined below) of ours and of our Subsidiaries in respect of sale and lease-back transactions involving Principal Properties (other than certain sale and lease-back transactions that are permitted under “Limitation on Sale and Leaseback Transactions”) would constitute 15% or less of our and our consolidated Subsidiaries’ Consolidated Net Assets (as defined below) upon such incurrence, issuance, assumption or guarantee. This restriction will not apply in the case of:

•	Mortgages affecting property of any person existing at the time such person becomes a Subsidiary or at the time it is acquired by us or a Subsidiary or arising thereafter under contractual commitments entered into prior to and not in contemplation of such person’s becoming a Subsidiary or being acquired by us or a Subsidiary;

•	Mortgages existing at the time of acquisition of the property affected by such Mortgage, or Mortgages incurred to secure payment of all or part of the purchase price of such property or to secure Indebtedness incurred prior to, at the time of, or within 180 days after, the acquisition of such property for the purpose of financing all or part of the purchase price of such property (provided such Mortgages are limited to such property and improvements to such property);

•	Mortgages placed into effect prior to, at the time of, or within 180 days of completion of construction of new facilities (or any improvements to existing facilities) to secure all or part of the cost of construction or improvement of such facilities, or to secure Indebtedness incurred to provide funds for any such purpose (provided such Mortgages are limited to the property or portion thereof upon which the construction being so financed occurred and improvements the cost of construction of which is being so financed);

•	Pledges or deposits in the ordinary course of business and in connection with bids, tenders, contracts or statutory obligations or to secure surety or performance bonds;

•	Mortgages imposed by law, such as carriers’, warehousemen’s and mechanics’ and materialmen’s liens, arising in the ordinary course of business;

•	Mortgages for taxes or assessments or governmental charges or levies, so long as such taxes or assessments or governmental charges or levies are not due and payable, or the same can be paid thereafter without penalty, or the same are being contested in good faith;

•	minor encumbrances, easements or reservations which do not in the aggregate materially adversely affect the value of the properties or impair their use;

•	Mortgages in respect of judgments that do not result in an event of default under the indenture;

•	Mortgages which secure only debt owing by a Subsidiary to us or to a Subsidiary of ours;

•	Mortgages required by any contract or statute in order to permit us or a Subsidiary to perform any contract or subcontract made by it with or at the request of the United States of America or any state, or any department, agency, instrumentality or political subdivision of any of the foregoing or the District of Columbia, and Mortgages on property owned or leased by us or a Subsidiary (a) to secure any Indebtedness incurred for the purpose of financing (including any industrial development bond financing) all or any part of the purchase price or the cost of constructing, expanding or improving the property subject thereto (provided such Mortgages are limited to the property or portion thereof upon which the construction being so financed occurred and the improvements the cost of construction of which is being so financed), or (b) needed to permit the construction, improvement, attachment or removal of any equipment designed primarily for the purpose of air or water pollution control, provided that such Mortgages shall not extend to other property or assets of us or any Subsidiary;

•	landlords’ liens on property held under lease;

•	Mortgages, if any, in existence on April 2, 2007; and

•	certain extensions, renewals, replacements or refundings of Mortgages referred to in the foregoing clauses.

Limitation on Sale and Lease-back Transactions

The indenture provides that, unless otherwise specified in the terms of debt securities of any series, neither we nor any of our Subsidiaries may enter into any sale and lease-back transaction involving Principal Property acquired or placed into service more than 180 days prior to such transaction, whereby such property has been or is to be sold or transferred by us or any Subsidiary, unless:

•	we or such Subsidiary would at the time of entering into such transaction be entitled to create Indebtedness secured by a Mortgage on such property as described in “— Limitations on Liens” above in an amount equal to the Attributable Debt with respect to the sale and lease-back transaction without equally and ratably securing the outstanding debt securities; or

•	we apply to the retirement or prepayment (other than any mandatory retirement or prepayment) of our Funded Debt (as defined below), or to the acquisition, development or improvement of Principal Property, an amount equal to the net proceeds from the sale of the Principal Property so leased within 180 days of the effective date of any such sale and lease-back transaction, provided that the amount to be applied to the retirement or prepayment of our Funded Debt shall be reduced by the principal amount of any debt securities delivered by us to the trustee within 180 days after such sale and lease-back transaction for retirement and cancellation.

This restriction will not apply to any sale and lease-back transaction (i) involving the taking back of a lease for a period of three years or less; (ii) involving industrial development or pollution control financing; or (iii) between us and a Subsidiary or between Subsidiaries.

Merger, Consolidation or Sale of Assets

The indenture prohibits us from merging into or consolidating with any other corporation or selling, leasing or conveying substantially all of our assets and the assets of our Subsidiaries, taken as a whole, to any person, unless:

•	either we are the continuing corporation or the successor corporation or the person which acquires by sale, lease or conveyance all or substantially all of our or our Subsidiaries’ assets is a corporation organized under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the debt securities and the due and punctual performance and observance of every covenant and condition of the indenture to be performed or observed by us, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation;

•	immediately after giving effect to such transaction, no Event of Default described under the caption “Events of Default and Remedies” or event which, after notice or lapse of time or both would become an Event of Default, has happened and is continuing; and

•	we have delivered to the trustee an opinion of counsel stating that such transaction and such supplemental indenture comply with the indenture provisions and that we have complied with all conditions precedent in the indenture relating to such transaction.

Upon any consolidation or merger with or into any other person or any sale, conveyance, lease, or other transfer of all or substantially all of our or our Subsidiaries’ assets to any person, the successor corporation shall succeed to, and be substituted for, us under the indenture and each series of outstanding debt securities, and we shall be relieved of all obligations and covenants under the indenture and each series of outstanding debt securities to the extent we were the predecessor person.

Certain Definitions

“Attributable Debt” means, with respect to any sale and lease-back transaction, as of any particular time, the present value discounted at the rate of interest implicit in the terms of the lease (as determined in good faith by us) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at our option, be extended).

“Consolidated Net Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting all current liabilities (excluding any portion of current liabilities constituting Funded Debt by reason of being renewable or extendable), all as set forth on the balance sheet for the most-recently ended fiscal quarter of the person for which such determination is being made and computed in accordance with generally accepted accounting principles.

“corporation” means a corporation, association, company, joint-stock company, limited liability company or business trust.

“Funded Debt” means all indebtedness for money borrowed classified as long-term debt on the audited balance sheet for the most-recently ended fiscal period (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the person for which the determination is being made.

“Indebtedness” means:

•	any liability of any person for borrowed money, or evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations but excluding Trade Payables), or for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles;

•	any of the foregoing liabilities of another that a person has guaranteed, that is recourse to such person, or that is otherwise its legal liability;

•	mandatorily redeemable preferred or preference stock of one of our Subsidiaries held by anyone other than us or one of our Subsidiaries; and

•	any amendment, supplement, modification, deferral, renewal, extension, or refunding of any liability of the types referred to in the foregoing clauses.

“Mortgage” means, with respect to an asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Principal Property” means all real property, fixtures, machinery and equipment located within the United States directly engaged in our or our Subsidiaries’ manufacturing activities, including manufacturing and processing facilities, except any such real property, fixtures, machinery and equipment which our board of directors determines is not material to our business and our Subsidiaries’ business taken as a whole.

“Significant Subsidiary” means each Subsidiary which is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X, as amended or modified and in effect from time to time.

“Subsidiary” means any corporation, partnership or other entity of which at the time of determination we own or control directly or indirectly capital stock or equivalent interests having more than 50% of the total voting power of the capital stock or equivalent interests then outstanding and normally entitled to vote in the election of directors, managers or trustees thereof.

“Trade Payables” means accounts payable or any other Indebtedness or monetary obligations to trade creditors created or assumed in the ordinary course of business in connection with the obtaining of materials, finished products, inventory or services.

Events of Default and Remedies

When we use the term “Event of Default” in the indenture with respect to the debt securities of any series, we mean:

(1) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;

(2) default in paying principal, or premium, if any, on the debt securities when due;

(3) default is made in the payment of any sinking or purchase fund or analogous obligation when the same becomes due, and such default continues for 30 days or more;

(4) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1), (2) or (3) above) and the default or breach continues for a period of 60 days or more after we receive written notice from the trustee or we and the trustee receive notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;

(5) we default in the payment of any scheduled principal of or interest on any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the debt securities), aggregating more than $50 million in principal amount, when due and payable after giving effect to any applicable grace period;

(6) we default in the performance of any other term or provision of any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the debt securities) in excess of $50 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities then outstanding of any series, a written notice specifying such default or defaults;

(7) one or more judgments, decrees, or orders is entered against us or any of our Significant Subsidiaries by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $50 million, and the continuance of such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount of the judgment, decree or order is due without a stay of execution;

(8) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to us have occurred; and

(9) any other Events of Default set forth in a prospectus supplement.

If an Event of Default (other than an Event of Default specified in clause (8) with respect to us) under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 51% in principal amount of the outstanding debt securities of that series may by written notice require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (8) with respect to us occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due and payable immediately without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of at least 51% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have notified the Trustee of a continuing Event of Default in writing and made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent man would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any default occurs, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

The indenture requires that we must deliver to the trustee within 120 days after the end of each fiscal year an officers’ certificate stating whether such officers have knowledge of any default under the indenture and, if so, specifying such default and the nature thereof.

Modification and Waiver

The indenture may be amended or modified without the consent of any holder of debt securities in order to:

•	evidence a successor to the trustee;

•	cure ambiguities, defects or inconsistencies;

•	provide for the assumption of our obligations in the case of a merger or consolidation or transfer of all or substantially all of our assets that complies with the covenant described under “— Merger, Consolidation or Sale of Assets”;

•	make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

•	add guarantors or co-obligors with respect to the debt securities of any series;

•	secure the debt securities of a series;

•	establish the form or forms of debt securities of any series;

•	add additional Events of Default with respect to the debt securities of any series;

•	maintain the qualification of the indenture under the Trust Indenture Act; or

•	make any change that does not adversely affect in any material respect the interests of any holder.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	reduce the principal amount, or extend the fixed maturity, of the debt securities;

•	alter or waive the redemption or repayment provisions of the debt securities;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities or any guarantor;

•	reduce the interest rate or extend the time for payment of interest on the debt securities;

•	adversely affect the ranking of the debt securities of any series; or

•	release any guarantor or co-obligor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture with respect to the outstanding debt securities of any series, when:

•	either:

•	all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•	all the debt securities of any series issued that have not been delivered to the trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name and at our expense, and in each case, we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities; and

•	we have paid or caused to be paid all other sums then due and payable under the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture (“covenant defeasance”). If we so elect, any failure to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default and Remedies” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount;

•	U.S. government obligations (or equivalent government obligations in the case of debt securities denominated in other than U.S. dollars or a specified currency) that will provide, not later than one day before the due date of any payment, money in an amount; or

•	a combination of money and U.S. government obligations (or equivalent government obligations, as applicable) in an amount,

in each case sufficient, in the written opinion (with respect to U.S. or equivalent government obligations or a combination of money and U.S. or equivalent government obligations, as applicable)

of a nationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal (including mandatory sinking fund payments), interest and any premium at due date or maturity;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable Federal income tax law or a ruling published by the Internal Revenue Service, the holders of the debt securities of that series will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same Federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same Federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no event of default or default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•	the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•	the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration;

•	if the debt securities are to be redeemed prior to their maturity (other than from mandatory sinking fund or analogous payments), notice of such redemption shall have been duly given; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the legal defeasance or covenant defeasance have been complied with.

Concerning our Relationship with the Trustee

U.S. Bank National Association serves as trustee under certain indentures related to other securities that we have issued or guaranteed.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for all debt securities. We may change the paying agent or registrar for any series of debt securities without prior notice, and we or any of our Subsidiaries may act as paying agent or registrar.

Forms of Securities

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of the series of debt securities. Certificated securities will be issued in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities

We may issue the registered debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its custodian identified in the applicable prospectus supplement and registered in the name of that depositary or its nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the indenture. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. Neither we nor the trustee or any other agent of ours or the trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

Unless we state otherwise in a prospectus supplement, the Depository Trust Company (“DTC”) will act as depositary for each series of debt securities issued as global securities. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

Governing Law

The indenture and each series of debt securities are governed by, and construed in accordance with, the laws of the State of New York.

Plan of Distribution

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

Legal Matters

Certain legal matters relating to the debt securities will be passed upon for us by Hogan Lovells US LLP, Washington, District of Columbia. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

Experts

The consolidated financial statements as of April 30, 2015 and 2014, for each of the three fiscal years in the period ended April 30, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2015 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

£300,000,000

2.600% Notes due 2028

Prospectus Supplement

June 30, 2016

Joint Book-Running Managers

Barclays

BofA Merrill Lynch

Citigroup

Deutsche Bank

Senior Co-Manager

US Bancorp

Co-Managers

PNC Capital Markets LLC

Wells Fargo Securities

MUFG

Rabobank

Scotiabank

The Williams Capital Group, L.P.